EZGO Technologies Ltd.

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

VIA EDGAR

August 5, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Jeffrey Gordon

Re:	EZGO Technologies Ltd.
Form 20-F for the Year Ended September 30, 2021
Filed January 27, 2022
Form 20-F/A for the Year Ended September 30, 2021
Filed June 24, 2022
CORRESP filed June 24, 2022
File No. 001-39833

Dear Mr. Gordon:

EZGO Technologies Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 28, 2022, regarding Annual Report on Form 20-F for the fiscal year ended September 30, 2021 (the “Form 20-F”) originally filed with the Commission on January 27, 2022, and was amended on June 24, 2022 by the Amendment No. 1 to the Form 20-F (the “Amendment No. 1”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 20-F, as amended. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 2 to the Annual Report on Form 20-F (the “Amendment No. 2”), which is being filed with the Commission contemporaneously with the submission of this letter.

Form 20-F/A for the Year Ended September 30, 2021

Part I, page 1

1.	Please conform the disclosures in your Form 20-F, related to your operations in China, with disclosures in your amended Form F-3, taking into consideration comments 1, 3, 5, and 6 from our letter dated July 19, 2022, as applicable. Disclosures presented in the forepart/prospectus of Form F-3 should be presented at the onset of Part I or Item 3 in the Form 20-F. Please confirm your understanding of this matter that you will comply with the requisite disclosures in your Form 20-F, as applicable, in your response to us.

Response: We respectfully advise the Staff that we are complying with the requisite disclosures in the Form 20-F, as amended, along with the responses to the Staff. In response to the Staff’s comment, we have conformed the disclosures throughout the Amendment No. 2, related to the Company’s operations in China, with disclosures in the amended Form F-3, and taking into consideration our responses to the Staff’s letter dated July 19, 2022, as applicable.

Item 3. Key Information

VIE Financial Information, page 6

2.	We have reviewed your response to prior comment 15; however, since the WFOE does not own an equity interest in the VIE and its subsidiaries, it is not clear why the statements of operations information for the WFOE include "share of loss/income from VIE and its subsidiaries" and why the balance sheet information for the WFOE include "equity in the VIE and its subsidiaries through the VIE agreements". It appears the WFOE columns should separately present the inter-company service income and related receivables they are entitled to under the VIE Agreements and the VIE columns should separately present the inter-company service expense and related payables they owe under the VIE Agreements. Please revise the schedules here and on page 83 accordingly..

Response: In response to the Staff’s comment, we have revised disclosure on pages 9, 10, 11, 88, 89 and 90 of the Amendment No. 2.

Item 15. Controls and Procedures

(b) Management's Report on Internal Control Over Financial Reporting, page 137

3.	We have reviewed your response to prior comment 16. Based on the material weaknesses you identified, we assume internal control over financial reporting is not effective. Please revise your disclosure to clearly state whether internal control over financial reporting is effective or not effective as required by Item 15(b)(3) of Form 20-F.

Response: In response to the Staff’s comment, we have added disclosure on page 142 of the Amendment No. 2.

We thank you for your review of the foregoing and the Form 20-F, as amended. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jianhui Ye
Jianhui Ye, Chief Executive Officer

cc: Richard I. Anslow, Esq.